SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MOTIVE, INC.

(Name of Subject Company)

MOTIVE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

61980V107

(CUSIP Number of Class of Securities)

Jack Greenberg

General Counsel and Secretary

Motive, Inc.

12515 Research Boulevard, Building 5

Austin, Texas 78759-2220

(512) 339-8335

(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to each of:

Don J. McDermett, Jr.	Toby S. Myerson
Baker Botts L.L.P.	Paul, Weiss, Rifkind, Wharton & Garrison LLP
2001 Ross Avenue	1285 Avenue of the Americas
Dallas, Texas 75201	New York, NY 0019-6064
(214) 953-6454	(212) 373-3033

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by Motive, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission on July 16, 2008 (the “Schedule 14D-9”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Item 4(b) is hereby amended and supplemented by adding the following thereto:

On August 5, 2008, the Company sent an e-mail to its employees describing portions of the Offer process. The e-mail is filed as exhibit (a)(7) hereto and is incorporated herein by reference.

On August 6, 2008, the Company sent an e-mail to its employees regarding potential severance payments in connection with the Offer. The e-mail is filed as exhibit (a)(8) hereto and is incorporated herein by reference.

On August 6, 2008, the Company sent an e-mail to its employees regarding potential salary increases after completion of the Offer. The e-mail is filed as exhibit (a)(9) hereto and is incorporated herein by reference.

On August 7, 2008, the Company issued a press release in connection with its second quarter 2008 unaudited financial results. The press release is filed as exhibit (a)(10) hereto and is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

Item 9 is hereby amended and restated in its entirety as follows:

The following Exhibits are attached hereto:

Exhibit Number	Description

(a)(1)	Letter to the stockholders of the Company, dated July 16, 2008.*

(a)(2)	Offer to Purchase, dated July 16, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008).

(a)(3)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2)(B) of the Schedule TO filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008).

(a)(4)	Opinion of Thomas Weisel Partners, dated June 16, 2008 (included as Annex B to this Statement).*

(a)(5)	Joint Press Release of Alcatel Lucent and the Company, dated June 17, 2008 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on June 17, 2008).

(a)(6)	Section 262 of the Delaware General Corporation Law (included as Annex C to this Statement).*

(a)(7)	E-mail to Motive Employees from the Company’s Human Resources Department, dated August 5, 2008.

(a)(8)	E-mail to Motive Employees from Alfred Mockett, Chairman and Chief Executive Officer of the Company, dated August 6, 2008.

(a)(9)	E-mail to Motive Employees from Alfred Mockett, Chairman and Chief Executive Officer of the Company, dated August 6, 2008.

(a)(10)	Press release, dated August 7, 2008 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on August 7, 2008).

(e)(1)	Agreement and Plan of Merger, dated as of June 16, 2008, by and among the Company, Parent and the Purchaser (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on June 17, 2008).

(e)(2)	Information Statement of the Company, dated July 16, 2008 (included as Annex A to this Statement).*

(e)(3)	Exclusivity Letter, dated April 24, 2008, between the Company and Alcatel Lucent.*

(e)(4)	Nondisclosure Agreement, dated March 28, 2007, between the Company and Parent.*

(e)(5)	The Company’s Key Employee Incentive Bonus Plan, effective as of May 29, 2007 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 31, 2007).

(e)(6)	Form of Cash Award Agreement under the Company’s Key Employee Incentive Bonus Plan (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on May 31, 2007).

(e)(7)	Form of Indemnification Agreement for directors and officers (incorporated herein by reference to Exhibit 10.5 of the Company’s registration statement on Form S-1 (File No. 333-111030) filed on December 9, 2003).

(e)(8)	Employment Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on February 21, 2006).

(e)(9)	Restricted Stock Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on February 21, 2006).

(e)(10)	Amendment to Restricted Stock Agreement, dated as of June 16, 2008, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 17, 2008).

(e)(11)	Non-Qualified Stock Option Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on February 21, 2006).

(e)(12)	Stock Option Termination Agreement, dated as of June 16, 2008, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 17, 2008).

(e)(13)	Indemnification Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on February 21, 2006).

(e)(14)	Employment Agreement, dated September 27, 2007, between the Company and Richard Hanna (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 1, 2007).

(e)(15)	Employment Agreement, dated September 27, 2007, between the Company and Jack Greenberg (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on October 1, 2007).

(e)(16)	Employment Agreement, dated September 27, 2007, between the Company and Mike Fitzpatrick (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 10, 2007).

(e)(17)	Employment Agreement, dated September 18, 2003, between Motive Communications Deutschland GmbH and Markus Remark.*

(e)(18)	Proposed Employment Agreement, between the Company and Markus Remark.*

(e)(19)	Employment Agreement, dated December 7, 2007, between the Company and Anna E. Clepper (incorporated herein by reference to Exhibit 10.16 of the Company’s Current Report on Form 8-K filed on March 17, 2008).

(e)(20)	The Company’s 2006 Director Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed on March 17, 2008).

(e)(21)	Form of Amendment to Employment Agreements of Certain Officers (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 17, 2008).

(e)(22)	Stock Option Termination Agreement, dated as of June 16, 2008, by and among Motive, Inc., and each of Richard Hanna, Mike Fitzpatrick, Jack Greenberg, Virginia Gambale, Mike Maples, Tom Meredith and Dave Sikora (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 17, 2008).

(e)(23)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(e)(24)	Amendment to Amended and Restated Equity Incentive Plan of Motive, Inc. (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed on February 21, 2006).

(g)	Not applicable.

*	Previously filed with Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MOTIVE, INC.

Date: August 7, 2008	By:	/s/ JACK GREENBERG
	Name:	Jack Greenberg
	Title:	General Counsel and Secretary